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Follow-Up Materials

05011678

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: ADB

COMPANY NAME: Asian Development Bank

COMPANY ADDRESS:

PROCESSED
OCT 18 2005
THOMSON FINANCIAL

COMPANY STATUS: ACTIVE A **BRANCH:**

FILE NO.: 83-2 **FISCAL YEAR:**

(03/94)

Item 3. Distribution Spread

See the Pricing Supplement, pages 3, 4, 5 and 6 and the Terms Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Unit	99.652%	0.100%	99.552%
Total	U.S.$996,520,000	U.S.$1,000,000	U.S.$995,520,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5. Other Expenses of Distribution

Item	Amount
Legal Fees	$ 45,000*
Fees/Expenses of Independent Accountants...........	$ 15,000*
Listing Fees (Luxembourg)	$ 5,000*

* Asterisks indicate that expenses itemized above are estimates.

Item 6. Application of Proceeds

See the Prospectus, page 5.

Item 7. Exhibits

(a) (i) Prospectus to the Global-Medium Term Note Program dated July 20, 2005, previously filed under a report of the ADB dated July 20, 2005.

(ii) Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of May 17, 2004 previously filed under a report of the ADB dated October 15, 2004.

(b) Copy of an opinion of counsel as to the legality of the Notes herewith.

(c) Terms Agreement dated July 20, 2005, previously filed under a report of the ADB dated July 20, 2005.

(d)(i) Information Statement dated April 29, 2005, previously filed under a report of the ADB dated May 4, 2005.

(ii) Pricing Supplement dated July 20, 2005, previously filed under a report of the ADB dated July 20, 2005.

CLEARY GOTTLIEB STEEN & HAMILTON LLP

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999
WWW.CLEARYGOTTLIEB.COM

WASHINGTON, DC • PARIS • BRUSSELS
LONDON • MOSCOW • FRANKFURT • COLOGNE
ROME • MILAN • HONG KONG • TOKYO

Writer's Direct Dial (212) 225-2730
E-Mail: wolson@cgsh.com

July 26, 2005

Asian Development Bank
P.O. Box 789
0980 Manila, Philippines

Ladies and Gentlemen:

We have acted as special United States counsel to the several Managers (the "Managers") named in the Terms Agreement dated as of 20 July 2005 between the Asian Development Bank ("ADB") and the Managers, in connection with the offering by ADB of U.S.$1,000,000,000 principal amount of 4.125 per cent. Global Notes due 15 September 2010 (the "Notes") pursuant to ADB's Global Medium-Term Note Program (the "Program"). This opinion letter is furnished as an exhibit to a report of ADB of even date herewith filed with respect to the Notes pursuant to Regulation AD adopted by the Securities and Exchange Commission under Section 11(a) of the Asian Development Bank Act.

In arriving at the opinion expressed below, we have reviewed the following documents:

(a) the Terms and Conditions of the Notes contained in the Prospectus dated July 20, 2005 relating to the Program and the Pricing Supplement dated 20 July 2005;

(b) the Standard Provisions dated as of May 17, 2004 relating to the issuance of Notes by ADB;

(c) an executed copy of the Fiscal Agency Agreement dated as of June 3, 1985, as amended by the First Amendment thereto dated as of January 8, 1999 and supplemented by Supplement No. 23 dated as of May 17, 2004, between ADB and the Federal Reserve Bank of New York, as fiscal agent;

(d) the letter of instruction dated 20 July 2005 from ADB to the Federal Reserve Bank of New York, authorizing and requesting delivery of the Notes; and

(e) the opinion of the General Counsel of ADB dated 26 July 2005 delivered to the Managers in connection with the offering of the Notes and the opinion of the Assistant General Counsel of the ADB dated May 17, 2005.

In addition, we have reviewed the originals or copies certified or otherwise identified to our satisfaction of all such corporate records of ADB and such other instruments and other certificates of public officials, officers and representatives of ADB and such other persons, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinion expressed below.

In rendering the opinion expressed below, we have assumed the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies.

Based on the foregoing, and subject to the further assumptions and qualifications set forth below, it is our opinion that the Notes, when they have been duly issued, delivered in book-entry form to or on behalf of the Managers and paid for, will constitute the valid, binding and enforceable obligations of ADB.

Insofar as the foregoing opinion relates to the validity, binding effect or enforceability of any agreement or obligation of ADB, (a) we have assumed that ADB and each other party to such agreement or obligation has satisfied those legal requirements that are applicable to it to the extent necessary to make such agreement or obligation enforceable against it (except that no such assumption is made as to ADB regarding matters of federal law of the United States of America or the law of the State of New York that in our experience normally would be applicable with respect to such agreement or obligation), (b) such opinion is subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, to general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law) and (c) such opinion is subject to the effect of judicial application of foreign laws or foreign governmental actions affecting creditors' rights.

The foregoing opinion is limited to the federal law of the United States of America and the law of the State of New York.

We are furnishing this opinion letter to you at the request of the Managers in our capacity as counsel to the Managers, and this letter is solely for your benefit. This opinion letter is not to be relied on by or furnished to any other person or used, circulated, quoted or otherwise referred to for any other purpose. We assume no obligation to advise you, or to make any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinions expressed herein.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By: Wanda J. Olson

Wanda J. Olson, a Partner

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's U.S.$1,000,000,000
4.125 per cent. Global Notes due 15 September 2010

Filed pursuant to Rule 3 of Regulation AD
Dated: July 26, 2005

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of U.S.$1,000,000,000 principal amount of 4.125 per cent. Global Notes due 15 September 2010 (the "Notes") of the Asian Development Bank (the "ADB") under its Global Medium-Term Note Program (the "Program").

Item 1. Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB's Global Medium-Term Note Program dated July 20, 2005 (the "Prospectus") and in the Pricing Supplement relating to the Notes dated July 20, 2005 (the "Pricing Supplement"), previously filed under a report of the ADB of the same date. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated April 29, 2005, was filed under a report of the ADB dated May 4, 2005.

The fiscal agent of the ADB with respect to the Notes is the Federal Reserve Bank of New York, 33 Liberty Street, New York, NY 10045.

Item 2. Distribution of Obligations

See the Prospectus, pages 58 to 60 and the Pricing Supplement.

As of July 20, 2005, the ADB entered into a Terms Agreement, filed herewith, with Citigroup Global Markets Inc., Goldman Sachs International, Nomura International plc, Credit Suisse First Boston Europe Limited, Daiwa Securities SMBC Europe Limited, Deutsche Bank AG, London Branch, Dresdner Bank AG London Branch, HSBC Bank plc, Lehman Brothers International (Europe), Merrill Lynch International, Mitsubishi Securities International plc and UBS

Limited (collectively, the "Managers"), pursuant to which the ADB has agreed to issue, and the Managers have severally agreed to purchase, a principal amount of the Notes aggregating U.S.$1,000,000,000 for an issue price of 99.652% less management and underwriting fees and selling concessions of 0.100%. The Notes will be offered for sale subject to issuance and acceptance by the Managers and subject to prior sale. It is expected that the delivery of the Notes will be made on or about July 26, 2005.

The Managers propose to offer all the Notes to the public at the public offering price of 99.652%.

The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount U.S.$
Citigroup Global Markets Inc.	U.S.$ 303,333,000
Goldman Sachs International	303,333,000
Nomura International plc	303,334,000
Credit Suisse First Boston Europe Limited	10,000,000
Daiwa Securities SMBC Europe Limited	10,000,000
Deutsche Bank AG, London Branch	10,000,000
Dresdner Bank AG London Branch	10,000,000
HSBC Bank plc.	10,000,000
Lehman Brothers International (Europe)	10,000,000
Merrill Lynch International	10,000,000
Mitsubishi Securities International plc	10,000,000
UBS Limited	10,000,000
Total	U.S.$1,000,000,000